ABN 85 004 820 419 GPO Box 5411, Melbourne Victoria 3001 Australia	Level 12, IBM Centre 60 City Road, Southbank Victoria 3006 Australia	Tel +61(0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

4 May 2007

Ms Shannon Buskirk

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

USA

Dear Ms Buskirk

Re:	Alumina Limited

Form 20-F for the fiscal year ended December 31, 2005

Filed June 19, 2006

File No. 001-10375

Further to your facsimile letter dated 7 November 2006, and to our subsequent telephone discussions, please find attached our responses to your Comments.

We would be pleased to discus these further with you should you wish to do so.

Regards

/s/ K A Dean
K A DEAN
CHIEF FINANCIAL OFFICER

Note 5: Other Income, page F-15

Comment 1:

We note you recognized a $43.4 million gain on the sale of investments in Specialty Chemicals assets during fiscal year 2004, which has been recognized within the other income line item on your statements of income. The classification and presentation of this amount is unclear as the disclosures on page 16 indicate the sale of Specialty Chemicals net assets was completed by AWAC. However, upon review of the disclosures in footnote C to AWAC’s combined financial statements, we note these assets were not included within the combined entities comprising AWAC due to their exclusion from the Formation Agreement. Furthermore, we understand that AWAC received amounts of cash and recognized a loss related to this sale. Please clarify the ownership of the net assets comprising Specialty Chemicals immediately prior to their sale to Rhone Capital LLC. In your response, clearly identify how amounts recognized by Alumina and AWAC were determined and why you believe the classification of these amounts is appropriate in accordance with A-IFRS with regards to Alumina and US GAAP with regards to AWAC.

Response:

In February 2004, Alcoa Specialty Chemicals was sold to two private equity firms led by Rhone Capital LLC. Alcoa Specialty Chemicals comprised two AWAC entities (Alcoa Chemie Nederland (“ACN”) and Alcoa Chemie GMBH (“ACG”) as well as separate assets held by other AWAC entities.

As at the date of the transaction, the shares of Alcoa Chemie Nederland and Alcoa Chemie GmbH were owned by:

•	Alcoa Automotive GmbH and Alcoa Europe Holding BV (60%); and

•	an affiliate of Alumina Limited, Westminer International Holdings Limited, through its investment in its subsidiary Westminer (Investments) B.V (40%).

The proceeds received from the sale of Westminer International Holdings Limited’s interest in these entities was US$41.4 million for Alcoa Chemie Nederland and US$42.7 million for Alcoa Chemie GmbH, which on conversion to AUD amounted to A$109 million.

The cost base applicable to the chemical sale was calculated by adjusting Westminer (Investments) B.V.’s carrying value of approximately A$65.6 million, resulting in a gain of A$43.4 million. This A$43.4 million is reflected as “Other Income” on Alumina’s Income Statement for the year ended December 31, 2004.

Our classification of the sale under other income was governed by AASB 101.34(a), which states that gains and losses on the sale on non-current assets are not revenue. Gains and losses upon the disposal of non-current assets are reported by deducting from the proceeds on disposal the carrying amount of the assets and related selling expenses.

The proceeds and the gain on the sale of ACN and ACG have not been reflected by AWAC because the entities which owned CAN and ACG (i.e. Alcoa Automotive GmbH, Alcoa Europe Holding BV and Westminer International Holdings Limited) are not AWAC entities pursuant to the Formation Agreement. AWAC is not a consolidated entity, but rather a combination of entities that are owned 40% by Alumina and 60% by Alcoa. The gain on the sale of AWAC entities is therefore not recognised by AWAC but by the two investors Alumina and Alcoa.

AWAC received cash of US$120.4 million and recognized a pre-tax loss of approximately $US35.8 million on the sale of the separate assets included in Alcoa Specialty Chemicals that it owned directly.

Note 24: Investments in Controlled Entities, page F-29

Comment 2:

You state in note (A) to the table presented in footnote 24 that several entities which Alumina controls are not required to prepare or maintain financial statements or audited accounts. Tell us how you have ensured your investments in these entities are appropriately accounted for in accordance with A-IFRS and US GAAP, if the financial information of your underlying interest has not been prepared.

Response:

All investments in controlled entities are included in the consolidated accounts; the comment in note (A) indicates only that financial reports for regulatory or statutory purposes which are not required are not produced. In our 2006 20F filing the Company will clarify footnote 24 to indicate that audited stand-alone financial statements are not required to be prepared or filed for regulatory or statutory purposes. Appropriate books and records are, however, maintained by Alumina Limited for all controlled entities, and the audit of Alumina Limited’s consolidated accounts includes audit of the books and records of all such entities, whether or not separate annual accounts are not prepared for these entities.

Comment 3:

Tell us how you considered the requirements of Regulation S-X, Rule 3-10 to present the financial statements of guarantors and issued guaranteed securities, as it relates to the entities included in the cross guarantee.

Response:

The deed of cross guarantee referred to in our financial statements relates to Australian requirements for the reporting of consolidated financial statements. The Australian Securities and Investment Commission (“ASIC”), pursuant to Class Order [CO 98/1418] made under Section 341(1) of the Australian Corporations Act, provides reporting relief to wholly-owned entities when they enter into deeds of cross guarantee with their parent entity and meet certain other conditions. Without this relief, wholly owned subsidiaries would be required to report separate entity financial statements. With the relief, the parent company is allowed under Australian requirements to prepare one set of consolidated financial statements. All wholly owned group entities are required to enter into a prescribed form of deed of cross guarantee in order to obtain this relief. Virtually all Australian companies listed on the Australian Stock Exchange have obtained relief to file consolidated financial statements based on this Class Order.

The deed of cross guarantee is limited and is only enforceable (a) upon a winding up of the group entity or (b) in any other case if six months after a resolution or order for the winding up of the group entity any debt of a creditor of the group entity has not been paid in full. Each group entity also has the right to revoke the deed of cross guarantee at any time by lodging a revocation deed with ASIC and public notice in a daily newspaper in Australia, provided it is not itself in the course of being wound up. In addition, the deed of cross guarantee is not a bar for any person or company from disposing any share or interest in a group entity subject to the deed of cross guarantee.

When the Company issued debt securities prior to the demerger of WMC Resources, it did not include a guarantee of those debt securities in the indenture or notes by group entities subject to the deed of cross guarantee and the Company did not hold out to investors that subsidiary guarantees were in place to support the credit picture. Given the limited nature of the deed of cross guarantee and its revocability; the purpose of the deed of cross guarantee being to provide relief to report only consolidated financial statements of the group; and that Company did not hold out the deed of cross guarantee as part of the credit supporting the debt securities, the Company does not believe that separate subsidiary financial statements should be required under Rule 3-10 of Regulation S-X.

In the course of researching our response to this Comment, we have become aware that information concerning Alumina Limited’s obligations under a guarantee of US Bonds, as described in our 2005 20-F on page 38: Operating and Financial Review and Prospects; Sub-section B – Liquidity and Capital Resources, should also be disclosed in the Commitments and Contingencies note. We will include such a note in our 2006 filing. The amount outstanding at end 2005 was not a material amount (US$4,523,000), and has reduced further at end 2006 (to US$3,773,000). We intend to file Form 15 during 2007 for Alumina Limited’s guarantees on the remaining outstanding Bonds, which are held by fewer than 300 holders, to be deregistered. In this regard, please note that on August 12, 2005 WMC Finance USA Ltd, the primary issuer of the notes, filed a Form 15 to deregister such notes.

Note 25: Contingent Liabilities, page F-31

Comment 4:

We note your disclosure stating there have been no changes to contingent liabilities during the reporting period; however, it appears disclosure of the nature, amount, and other information relating to certain contingencies outstanding at each balance sheet date is required, whether changes in the contingencies have occurred or not. Please refer to paragraphs 84 through 92 of IAS 37 and expand your disclosures as necessary.

Response:

There were no contingent liabilities as at the relevant dates, other than those disclosed in footnote 12(g) in relation to AWAC and cross guarantees given by Alumina Limited and Alumina International Holdings Pty. Ltd as described in Note 24 (which is cited in Note 25). The company will address any contingent liabilities in our 2006 20F filing .

Note 31: Financial Reporting by Segment, page F-44

Comment 5:

Tell us whether the disclosures in section (a) for business segments or section (b) for geographical segments are presented as your primary reporting format as defined by IAS 14. If the disclosures by geographical segment presented in section (b) are the primary reporting format, it appears your disclosures should be expanded to provide the segment result, depreciation, amortization and other significant non-cash expense and aggregate share of profits and losses of associates by reportable segment. Please refer to the guidance of paragraphs 49-67 of IAS 14 to ensure your disclosures are complete, specifically paragraphs 51, 58 and 64.

Response:

Alumina’s primary reporting format as defined in IAS 14 (and reflected in AASB 114), Segment Reporting, is the business segment of alumina/aluminium. This is because this segment is the dominant source and nature of our risks and returns. Alumina has no controlled business operations outside of its interests in AWAC. The reader should refer to the financial statements as a whole to evaluate the primary business segment. The geographical segment disclosures in footnote 31(b) are made under the secondary reporting requirements of IAS 14/AASB 114.

Note 33: Reconciliation to US GAAP, page F-51

Comment 6:

Please expand your disclosures in note (a) to footnote 33 to provide further detail regarding the nature and amount of each of the items creating the differences in accounting between A-IFRS and US GAAP for the equity in profits and losses recognized by your associates. Considering the significant effect this activity has on the financial statements of Alumina, we believe further detail is necessary for a reader to understand the basis for such accounting differences.

Response:

The Company will expand its footnote disclosure in its 2006 20F to provide detail on the nature of the significant differences in accounting between A-IFRS and US GAAP for the equity in profits and losses recognized in the associate:

•

Compensation Expense Of Employee Share Plans – A-IFRS requires share-based payment grants to be fair valued and expensed over their vesting period. Under US GAAP, compensation expense is measured using an intrinsic value model which recognizes an expense when the market price exceeds the exercise price;

•

Fair Value Of Accounting For Derivatives – This difference relates to embedded derivatives. Under US GAAP, some embedded derivatives are grandfathered and are not fair valued and as a result have no profit impact. Under A-IFRS, embedded derivatives are measured at fair value with changes in fair value recognised in the income statement;

•

Goodwill And Amortization – Under US GAAP, goodwill and other intangibles with indefinite useful lives are not amortized but under A-IFRS are tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired, and is carried at cost less accumulated impairment losses This is consistent with A-IFRS from the date of transition to A-IFRS (1 January 2004). Accumulated amortization recognized to 1 January 2004 under previous AGAAP remains a reconciling difference to USGAAP.;

•

Pension Liabilities/Assets – US GAAP differs from A-IFRS in a number of respects. The most significant difference is that under A-IFRS, an asset maximum exists for pension funds with a net asset surplus. No asset maximum exists under US GAAP;

•

Asset Retirement Obligations (“AROs”) – Under A-IFRS, AROs are required where there is a legal or constructive obligation as a result of a past event and it is probable that there will be outflows of economic benefits to settle the obligation. Under US GAAP, constructive obligations are not recognized but are only required where there is a legal obligation, an agreement or a promise has been made to a third party, the method of settlement is determinable and a settlement date of the obligation is able to be estimated. The AROs recorded are in relation to refineries (Kwinana, Pinjarra, Wagerup, Pt Comfort, Suralco, San Ciprian, Jamaica and Abalco) and smelters (Point Henry and Portland).

These additional disclosures will be included in our 2006 20F filing. Details of amounts relating to US GAAP treatments of these items are available from the AWAC US GAAP financial statements which are attached to the Alumina 20F.

Comment 7:

On a related note, please specifically address the difference relating to accounting for asset retirement obligations by your associates under A-IFRS and US GAAP. We note your disclosures on page F-20 in note (e)(i) to footnote 12, which state additional obligations were recognized under A-IFRS for the dismantlement, removal and restoration of each refinery. Please explain why you believe these obligations were not required to be recognized under US GAAP, with specific reference to SFAS 143, FIN 47 or other related literature. In your response, please also identify the amounts which relate to the entities comprising AWAC.

Response:

Under A-IFRS, AROs are required where there is a legal or constructive obligation as defined by AASB 137, Provisions, Contingent Liabilities and Contingent Assets. The majority of AWAC’s AROs under A-IFRS are not legal obligations but rather represent constructive obligations under IAS 37, paragraph 10 - i.e., AWAC has communicated practices and policies that indicate to other parties that AWAC will accept certain responsibilities and has created a valid expectation that AWAC will discharge them.

Under U.S. GAAP, the scope of FAS 143 (as set forth in paragraph 2 therein) does not encompass constructive obligations but rather is limited to include only those legal obligations “a party is required to settle as a result of an existing or enacted law, statute, ordinance or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel.” AWAC has advised Alumina Limited that under A-IFRS the majority of liabilities associated with the dismantlement, or removal and restoration of refineries and smelters represent constructive obligations, not legal obligations. The legal obligations associated with refineries and smelters are limited to removal, treatment, transportation, storage and/or disposal of various regulated assets and hazardous materials, principally asbestos. The incremental constructive obligations subject to recognition under A-IFRS also include, but are not limited to, activities such as: 1) demolishing all facilities and structures; 2) removing all concrete slabs and foundations; 3) crushing of concrete slabs and foundations; 4) leveling of surfaces; and 5) long-term monitoring and testing. Such constructive obligations typically represent more than 50% of the total costs to permanently shut-down and demolish a smelting or refining facility.

In addition to the constructive vs. legal obligation distinction between U.S. GAAP and A-IFRS, AWAC does not record retirement obligations under U.S. GAAP because the fair value of the obligation cannot be reasonably estimated (see FAS 143, par. 3, and FIN 47, par. 6 and Example 3 in Appendix A). AWAC has advised that, for the purposes of US GAAP, the perpetual nature of the refineries and smelters, maintenance and upgrade programs, and other factors prevent a reasonable estimation to be made due to uncertainties surrounding the ultimate settlement date. Since the settlement date is not determinable, the fair value of these obligations cannot be estimated; therefore, no obligation associated with the dismantlement, or removal and restoration of AWAC’s smelters and refineries has been recorded in the AWAC U.S. GAAP financial statements.

Alumina prepares its financial statements in accordance with A-IFRS, and applies equity accounting to recognise its equity investment in AWAC. In applying equity accounting Alumina has adopted policies consistent with AWAC as it relates to AROs under US GAAP and A-IFRS. AWAC management has applied the A-IFRS guidance such that, in contrast to US GAAP, it requires the recognition and measurement of constructive and legal retirement obligations associated with the dismantlement, or removal and restoration of AWAC’s smelters and refineries. A-IFRS indicates that only in extremely rare cases will a reliable estimate not be able to be determined. A-IFRS requires preparers to factor in risks and uncertainties when measuring provisions at the “best estimate of the expenditure required to settle the present obligation at the balance sheet date.” As such, for purposes of applying A-IFRS, the settlement date of at least 40 years is considered the most likely outcome, although no information supports this date as a better estimate of settlement of the obligation than any other date subsequent to 40 years. The 40 year estimate is therefore used for the purpose of settlement of the obligation under A-IFRS.

Comment 8:

In note (b) to footnote 33, you have identified a difference in accounting for performance share rights issued after November 7, 2002 but not vested by January 1, 2005. It appears you have recognized an expense related to these rights under A-IFRS, but believe no compensation expense is required under US GAAP. Based on the disclosures in footnote 19, note (a), the performance rights are for fully paid ordinary shares. Therefore, it appears the guidance of FIN 28, paragraph 3 applies, which would require the recognition of compensation expense during the performance period. Please clarify the nature of the A-IFRS/US GAAP difference you have recorded in note (b) and why you believe no compensation expense is required under US GAAP.

Response:

Under A-IFRS, each tranche of shares granted under the long term incentive scheme is fair valued and expensed over the vesting period of each tranche. The vesting of shares is contingent upon meeting “market conditions” which is factored into the fair value under IFRS 2. Under APB 25, variable plan accounting is required, using the methodology in FIN 28, resulting in total compensation expense being determined for the intrinsic value of the awards at the end of each period, multiplied by cumulative vesting at the end of each period, for those shares for which the market performance condition is considered “probable” of attaining. The adjustment to USGAAP is immaterial.

Comment 9:

We note your discussion of the differences in accounting for the recognition and carry forward of future income tax benefits under A-IFRS and US GAAP in note (d). We understand that A-IFRS allows for the recognition of deferred tax assets related to tax losses, if realization is probable. Whereas, US GAAP provides for the recognition of these assets to the extent their realization is more likely than not. Please clarify if the $2.1 million and the $1.4 million adjustments to net income for the years ending December 31, 2005 and 2004, respectively relate to the difference in recognition of a deferred tax asset under US GAAP that would or would not have been recognized under A-IFRS. In your response, please address whether this difference is due to the meaning of probable versus more likely than not or for other reasons.

Response:

Under A-IFRS, a deferred tax asset is recognized for unused tax losses to the extent that it is probable that future taxable profit will be available against which unused tax losses can be utilized, whereas under US GAAP, the test is whether it is more likely than not that the deferred tax asset will not be utilized. In practice, we believe that application of A-IFRS and US GAAP should, however, generally result in the same outcome. The tax losses should have previously been recognised under USGAAP. This immaterial error was corrected through the profit and loss for US GAAP purposes.

Comment 10:

In connection with the comments above relating to the sale of Specialty Chemicals, please tell us why you are entitled to record $21.8 million in goodwill in relation to the Specialty Chemical assets prior to their sale in 2004, as discussed in note (g). Please address this accounting under A-IFRS and US GAAP.

Response:

Under US GAAP, goodwill amortization ceased upon adoption of FAS 142 but continued under Australian GAAP, which continued to require that goodwill be amortized. This resulted in a difference of $21.8 million additional goodwill under USGAAP in relation to the Specialty Chemical assets. The goodwill balance under A-IFRS was therefore lower than the US GAAP carrying amount. The higher US GAAP book value attributed to the Specialty Chemical assets resulted in a lower profit on sale being recognized under US GAAP.

Comment 11:

Please tell us why the income tax effect of the adjustments to reconcile net income under A-IFRS to net income under US GAAP amounted to zero. We note the adjustments relating to the equity in US GAAP adjustments of associates are presented net of tax. Please consider revising your reconciliation to separately state the amount of tax relating to the adjustments recorded.

Response:

The adjustments to reconcile net income under A-IFRS to net income under US GAAP were presented net of the respective income tax effects. In our 2006 20F filing we will revise the reconciliation to separately state the tax relating to the adjustments recorded, except for the “Equity in US GAAP adjustments of associates” item, which is presented net of tax to be consistent with the corresponding income statement as permitted under US GAAP (APB 18). This equity pick-up amount is the after-tax profits of the equity investment, and as such, any such adjustments to the financial statements should similarly be presented net of tax.

Alcoa World Alumina and Chemicals

A. Summary of Significant Accounting Policies, page F-62

Properties, Plants and Equipment, page F-62

Comment 12:

Please expand your disclosures to address how you have accounted for costs associated with your mineral reserves during the exploration, development and production phases. Your disclosures should address how and when you analyze these assets for impairment.

Response:

The following summarizes our accounting for costs associated with the mineral reserves during the exploration, development and production phases.

Costs incurred during the exploration/evaluation phases are expensed. This phase ends when it has been determined that the mineral deposit can be mined and processed economically. Development phase costs are capitalized and include costs to construct the mine, including initial overburden removal, roads, and land improvements. Costs incurred during the production phase are recognized in cost of products sold and include all costs to extract the minerals, including post-production overburden removal and amortization of any capitalized development costs. As a result only a very small amount is carried as capitalized mine costs.

Capitalized mine development costs (along with all other property, plant and equipment) are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations to which the assets (asset group) relates to the associated carrying value of the assets (asset group). The amount of the impairment loss to be recorded, if any, is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value generally determined using a discounted cash flow analysis.

In our 2006 20F filing AWAC will expand the disclosure in Footnote A, “Summary of Significant Accounting Policies” to include the Mine Development Costs disclosure described above.

Comment 13:

Please describe the process used to mine the reserves and process the materials removed from the mines during the production phase. For example, tell us if you have accounted for stripping costs, utilized a heap leach production process or produced materials under other production processes.

Response:

AWAC primarily operates surface mines. Pre-production stripping costs are accounted for in accordance with various phases as described in response #12. Prior to January 1, 2006, all of our post-production stripping costs were accounted for in accordance with EITF 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry.” Accordingly, stripping costs incurred during the production phase were accounted for as variable production costs that were included in the costs of the inventory produced (extracted) during the period that the stripping costs were incurred.

Current AWAC mining operations are carried out in a range of different physical and environmental settings. AWAC’s mining operations are mostly near surface deposits with low levels of overburden that are extracted via ripping or blasting. Additionally, at other AWAC mines that are less complex, the ore is able to be freely removed from the ground.

There are no other economic materials extracted under other production processes.

Asset Retirement Obligations, page F-64

Comment 14:

To further our understanding, please describe the nature and location of the smelting facilities for which no asset retirement obligation has been recorded as of December 31, 2005 and 2004. In your response, tell us to what extent you have incurred costs to retire similar facilities in the same surrounding locations, in which no legal obligation existed during your ownership. If your historical practice implies an intent to incur retirement costs related to these production facilities, for which you have not an recorded asset retirement obligation, tell us what consideration you gave to the recognition of a liability as defined in SFAS 5.

Response:

The smelting facilities referred to are at Point Henry, Victoria, Australia and at Portland, Victoria, Australia. AWAC has never retired any similar facilities in any part of Australia.

Other than the liability related to the reclamation of spent pot lining, closure of bauxite residue areas, mine reclamation, and landfill closure, described in the policy notes, asset retirement obligations of our smelting and refining facilities cannot be estimated at December 31, 2005 or 2004. As explained above in our response to Comment 7, no other asset retirement obligations are recorded because the settlement date is unknown. Until such time as AWAC management declares an intent or is required to shut down and demolish a facility, the date of settlement of the obligation is not determinable.

AWAC had no intentions as of December 31, 2005, and at the date of this letter has no intentions, to permanently shut down and demolish any of these facilities; consequently, no asset retirement obligations have been recorded in the AWAC financial statements.

For further discussion on AWAC’s recording of asset retirement obligations please see the responses to Comments 16 and 17.

B. Nature of Operations, page F-68

Comment 15:

Please clarify to us the whether the Juruti bauxite project was 100% owned by Alcoa prior to the sale of a 40% interest to Alumina on December 30, 2004. Further confirm our understanding that AWAC did not record any amounts related to this project until December 30, 2004, at which point the Juruti assets were held 60% by Alcoa and 40% by Alumina and thus included in the Formation Agreement in the entities combined to comprise the AWAC financial statements. In addition, tell us if AWAC accounted for the Juruti project using the carry over basis or the amounts exchanged by Alumina for the acquisition of its 40% interest as of December 30, 2004 and support your accounting treatment under the US GAAP literature.

Response:

The AWAC combined financial statements represent an aggregation of entities owned 60% by Alcoa and 40% by Alumina Limited that are combined together under the terms of a Formation Agreement, dated December 21, 1994, between Alcoa and Alumina Limited (previously WMC Limited). The combination is prepared solely for Alumina Limited for its use in recording its equity income in the AWAC entities. The entities included in the AWAC combined financial statements are consolidated into the Alcoa consolidated financial statements and have not been contributed to another entity. Consequently, as stated in the Footnote A, “Summary of Significant Accounting Principles - Principles of Consolidation”, the amounts presented in the combined financial statements for the entities that comprise AWAC under the Formation Agreement are stated at historical cost.

In conjunction with the acquisition of Reynolds Metals in 2000, Alcoa acquired certain bauxite exploration rights and interests in properties located near the city of Juruti in the State of Para, Brazil. Alcoa continued to own 100% of these interests until December 30, 2004. On December 30, 2004, Alcoa and Alumina Limited entered into an agreement for Alumina Limited to purchase a 40% interest in these entities. As a result of this transaction, Omnia Minerios became part of the AWAC enterprise and is now included within the AWAC combined financial statements. AWAC did not record any amounts related to the Juruti project until December 30, 2004. The acquisition of this 40% interest has been reflected in Alumina Limited’s accounts at the cost of acquisition by Alumina Limited from Alcoa Inc., according to FAS 141 Business Combinations.

C. Asset Retirement Obligations, page F-70

Comment 16 & 17:

You disclose that you either operate locations, sell locations or curtail operations for future use while continuing with ongoing maintenance and other necessary costs. However, it is not until you make a decision to permanently shutdown or demolish a facility that an asset retirement obligation is recorded. The timing of initial recognition of such obligation does not appear consistent with the requirement to record an obligation when incurred. Furthermore, the nature of the obligations disclosed, such as the removal of hazardous materials, is inevitable. It therefore appears the liability for such obligations has been incurred whether a decision to shutdown or demolish a facility has been made or not. Please explain and support your accounting, specifically addressing the timing of the recognition of such obligations, under guidance of SFAS 143 and FIN 47.

We note you have not recorded certain asset retirement obligations because you are unable to estimate related settlement dates. To further our understanding, please describe the nature of these obligations and provide sufficient detail to support your conclusion that you are unable to estimate their settlement dates.

Response:

Below is a table detailing the operating locations included as part of the AWAC combined financial statements, the type of asset retirement obligations and value of the obligations recorded in the AWAC combined financial statements related to those facilities as of December 31, 2005 and 2004:

Value of Obligation (in millions)

Activity	Country	Facility	AROs Recorded	As of 12/31/05	As of 12/31/04
Refineries	Australia	Kwinana, Western Australia
		Pinjarra, Western Australia
		Wagerup, Western Australia
	Brazil	Abalco
	Jamaica	Jamalco
	Spain	San Ciprian
	Suriname	Suralco
	United States	Pt. Comfort, Texas
			Reclamation of Bauxite
			Residue Areas	$49.4	$47.0

Smelters	Australia	Point Henry, Victoria
		Portland, Victoria
			Treatment of Spent Pot
			Lining	23.4	16.9

		Darling Range Mines, Western
Mining	Australia	Australia	Mine Reclamation	18.0	0.2

			Restoration of Leased
Other	Australia	Booragoon, Western Australia	Spaces	0.4	—

			Total AROs	$91.2	$64.1

Upon the adoption of SFAS 143, AWAC recorded asset retirement obligations for the reclamation of bauxite residue areas, treatment of spent pot lining, mine reclamation, landfill closure, and restoration of leased spaces. AWAC also considered the need to record asset retirement obligations related to the permanent closure of its operating facilities. AWAC was unable to determine a reasonable estimate of the liabilities for closure of its operating facilities because the range of time over which the entity may settle the obligation was unknown.

During 2005, AWAC reviewed its position regarding the calculation of conditional asset retirement obligations for the permanent closure of its operating facilities in conjunction with the adoption of FIN 47 at December 31, 2005. AWAC reached the same conclusion as was reached under SFAS 143, i.e. it was unable to determine a reasonable estimate of the liabilities because the settlement date is not determinable.

FIN 47 states that an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation if either of the following conditions exist: (a) the settlement date and method of settlement are known and (or) have been specified by others, or; (b) information is available to reasonably estimate the settlement date or range of settlement dates, the potential methods of settlement and the probabilities associated with the potential dates or methods of settlement.

Pursuant to the previous sentence, AWAC is unable to reasonably estimate the asset retirement obligations because the settlement date is not determinable in accordance with point (b), due to the following:

- Past Practice – AWAC has only closed and permanently demolished smelters and refineries when facts and circumstances, both internally and externally, dictate the need to permanently close and demolish a facility. Examples of a refinery closure and smelter closure in the last 25 years were AWAC’s facilities in St. Croix, U.S. Virgin Islands and Suriname, respectively. Such instances are extremely rare, as evidenced by the fact that they occurred only twice in the last 25 years.

•

The St. Croix facility was purchased in 1995 and was idled until production was restarted in late 1998. The plant was run for approximately 2 years. In 2000, due to significantly higher operating costs at St. Croix (on average about double the cost of other refineries in the AWAC system), the facility was idled and prepared for sale. During 2001, a plan was completed which included the renovation, reclamation and demolition of certain areas of the refinery as a means to extract equipment not included in the sale as well as activities necessary to prepare the facility for sale. In 2002, the facility was sold to a third party, with the majority of the original facility intact.

•

The Suralco smelter started operations in 1965 under an agreement with the Government of Suriname. The smelter produced aluminum for almost 35 years. In March 1999, it was decided to temporarily idle the smelter operations because of continued disappointing financial results and the insufficient availability of hydro power. In 2001, it was decided to demolish the smelter facility, and that demolition was completed in 2002.

The above facilities represent rare incidents in which it was decided to permanently close and demolish a refinery or smelter. Currently, management has no intention of permanently closing or demolishing any operating refinery or smelter.

-	Management’s Intent - SFAS 143 and FIN 47 require that an obligation be recognized for obligations legal or contractual, other than for hazardous materials for which an ARO has been recorded. The items for which there would be legal obligations to retire, which are referred to in the disclosure, would only become legal obligations should AWAC make a decision to close and demolish those facilities instead of leaving them as brownfield sites. An example of this is asbestos. The legal obligation is only initiated once the asbestos is disturbed. In the event that asbestos remains in the walls of a facility, no legal obligation exists for the removal and abatement of the asbestos; therefore, no obligation exists for AWAC until such time that the asbestos would be disturbed. Since management has no intent to demolish the facilities noted in the table above, management does not believe the removal of hazardous materials that are embedded in these operating assets to be inevitable. We believe that this position is supported by FIN 47, Appendix A, Examples 3 and 4.

-	Industry practice – AWAC researched other large public companies in the aluminum (2), steel (2), petroleum (3), chemical (2), energy (3), and heavy machinery (1) industries as well as large diversified international companies (2) which either disclosed that they were unable to estimate a range of settlement dates on their facilities or recorded AROs only for known liabilities (i.e., similar to mine reclamation or closure of bauxite residue areas).

-	Other Management Intent and Industry Considerations – Alumina and aluminum are global products which are sold in a global market. The current global market conditions show that alumina and aluminum are in, and are expected to continue to be in, a deficit situation due to strong demand for aluminum products from expanding economies in Brazil, Russia, India, China and Korea. Demand is expected to outpace supply for alumina and aluminum for the foreseeable future. The need for additional capacity is corroborated by the current construction and capacity expansion projects ongoing around the world in an effort to meet future production demands. It is believed that the probability of permanently closing and demolishing a refinery or smelter at this time is remote.

-	Smelter and Refinery Estimated Life -

•

Smelting and refining technology has not changed and does not change significantly; coupled with routine maintenance, these assets have an indeterminate life. AWAC has not built a new greenfield refinery or smelter in the last 20 years. The basic technology for the smelting and refining processes has largely remained unchanged over the past century.

Furthermore, the criteria used for constructing new refineries is based on proximity to available bauxite, as well as low-cost energy and manpower, in an attempt to move down the world-wide alumina cost curve. Recent expansions at AWAC’s refineries in Jamaica, Suriname, and Australia were completed based on these criteria and not due to significant changes in technology.

AWAC currently has no intention to permanently close or demolish any of its refining or smelting facilities.

•

Power contracts are continuously entered into, extended or renegotiated and new power sources are built. Currently, the Point Henry smelter in Australia relies on power self-generated from brown coal deposits that are converted to electricity as well as power purchased from the State Electricity Commission of Victoria, which also supplies power to the Portland smelter. These agreements expire in 2014 and 2016, respectively, and negotiations are currently underway with a major power producer to provide electricity to the smelters for an additional 30 years after 2016. Additionally, AWAC has an evergreen agreement with no expiry date for the transportation of gas to AWAC’s refineries in Western Australia. In 2004, AWAC acquired a 20% ownership in the Dampier to Bunbury Natural Gas Pipeline that transports gas to the Australian refineries. The estimated gas reserves at current usage are expected to be approximately 100 years.

•

Mining leases and licenses are long-term and are continuously extended or renewed. Currently, AWAC has bauxite mines or the right to mine bauxite through wholly or partially owned entities in Australia, Brazil, Guinea, Jamaica and Suriname. These mines have been operating for decades and the expiration dates of the mining rights at these facilities are between 2038 and 2046. With the exception of the Western Australian mining operations, where the current lease (which is renewable for a further 20 years) expires in 2045, all other deposits have an indeterminate lease life, provided the property is actively mined.

•

New sources of raw materials are discovered in the form of new mines, and agreements with AWAC or other suppliers are entered into. A recent example of this is the development of the Juruti mine in Brazil. The bauxite located in this reserve area is estimated to be massive with an extremely large amount in the plateaus of the current development area, due to open in early 2008.

Comment 18:

Tell us if you have made any revisions to the estimated cash flows for your recorded asset retirement obligations since their initial recognition. If so, please revise your table on page F-70 to separately disclose the amounts related to these revisions. Refer to paragraph 22(c) of SFAS 143 for further guidance.

Response:

There were no material revisions to the estimated cash flow for the recorded asset retirement obligations since their initial recognition. In future financial statements we will include an expanded AWAC table which includes any material revisions to cash flow estimates.

Comment 19:

We note the $159.8 million and the $138.7 million in bauxite and alumina inventories held as of December 31, 2005 and 2004, respectively, include raw materials, work-in-process and finished goods. Tell us why you have not allocated these amounts among respective line items included in the table above. Tell us if any of these amounts are considered long-term inventory based on your plans to process the materials. In addition, tell us if any inventory write-downs have been recognized during the period presented.

Response:

The bauxite and alumina inventories were broken out separately from finished goods and work-in-progress metal inventory in the table and within the asterisk disclosure as a means to add further transparency to the inventory disclosure. None of the bauxite and alumina inventory is considered long-term and no write-downs of this inventory were recognized during the periods presented.

Beginning with the period ending December 31, 2006, we will include a revised AWAC inventory disclosure which removes the asterisk disclosure regarding the various inventory categories that comprise bauxite and alumina.

Engineering Comments

General

Comment 20:

Please expand your property disclosures to provide the information required by Industry Guide 7 (b). In particular, for each property, provide the following information:

•	The location, means of access and transportation from the properties.

•	Any conditions that must be met in order to obtain or retain title to the properties.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the properties.

•	A description of any work completed on the properties and its’ present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment and other infrastructure facilities.

•	The current state of exploration of the properties.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the properties.

•	If applicable, provide a clear statement that the properties are without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7 (b) paragraph (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Response:

With regard to Industry Guide 7, we will expand disclosures with respect to AWAC properties in our 2006 20F filing .

Comment 21:

Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded into EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

Response:.

We will provide these AWAC maps in our 2006 20F filing.

Comment 22:

We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:.

We will provide these AWAC maps in our 2006 20F filing .

Operating and Financial Review and Prospects, page 16

AWAC Operations, page 19

Comment 23:

Disclose the proven and probable reserves of all your mining properties as required by Industry Guide 7 (b) paragraph (5). This request would include, but is not limited to the Huntley, Willowdale, Trombetas, Juruti, Sangaredi, Mocho Mountains, Harmons Valley, Manchester Plateau, Moengo, Accaribo, Kaimangrasie, Klaverblad, and Boke’ bauxite mines. It is the staff’s position that prior to declaring reserves, the company should have obtained a “final” or “bankable” feasibility study, and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations including environmental, to governmental authorities

Response:

AWAC does not designate bauxite deposits as reserves. AWAC’s bauxite deposits are large resource areas with mining rights that expire in almost all cases more than thirty years from today. Furthermore, bauxite is found close to the earth’s surface and does not require much processing to feed alumina refineries. Given the nature of how bauxite exists, the large size of AWAC’s bauxite resources, the abundant supply of bauxite globally and the length of AWAC’s mining rights, it is uneconomic for AWAC to incur significant costs to establish bauxite reserves that reflect the size of the bauxite resources it has, and AWAC has determined that this would be an unnecessary expense.

AWAC mines bauxite in areas as scheduled below. These mining operations are extracting bauxite which is located at shallow depths. Overburden is removed by heavy earthmoving equipment from small areas at a time, and bauxite is extracted in a similar way, in most cases with little or no requirement for explosives.

Bauxite mining is planned on an incremental basis. Detailed assessments are progressively undertaken of bauxite within a proposed mining area, and mine activity is then planned to achieve a uniform quality in the supply of blended feedstock to the relevant refinery.

AWAC’s present sources of bauxite are sufficient to meet the forecasted requirements of AWAC’s alumina refining operations for the foreseeable future. The following table provides information on AWAC’s bauxite interests:

AWAC Active Bauxite Interests1

Country	Project	Mining Rights (% entitlement)	Expiration date of mining rights
Australia	Darling Ranges Mines	Alcoa of Australia (AofA)[2] (100%)	2045
Brazil	Trombetas	Mineracao Rio do Norte S.A (MRN)[3] (100%)	2046	[4]

[1]

AWAC also has interests at the following locations that do not currently produce bauxite: Cape Bougainville and Mitchell Plateau in Australia, Juruti in Brazil (scheduled for completion in 2008 and expected to initially produce 2.6 million mt per year (mtpy)) and Klaverblad (expected to produce bauxite beginning in 2007), Brownsberg, Coermotibo DS, Lely Mountains and Nassau all in eastern Suriname.

[2]	AofA is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc
[3]

Abalco SA (Abalco) holds a 4.6% interest and Alcoa World Alumina LLC (AWA LLC) holds a 5% interest in MRN. Abalco and AWA LLC are both part of the AWAC group of companies and are owned 40% by Alumina Limited and 60% by Alcoa Inc. MRN is jointly owned with affiliates of Alcan Inc (Alcan), Companhia Brasileira de Aluminio, Companhia Val do Rio Doce, BHP Billiton plc (BHP Billiton) and Horsk Hydro. Abalco and AWA LLC purchase bauxite from MRN under long term supply contracts.

Guinea	Boke	Compagnie des Bauxite de Guinee (CBG)[5] (100%)	2038[6]
Jamaica	Clarendon / Manchester plateau	Alcoa Minerals of Jamaica LLC[7] (50%) Clarendon Aluminia Production Ltd[8] (50%)	2042
Suriname	Lelydorp / Coermotibo / Kaimangrasi	BHP Billiton (45%) Suriname Aluminum Company, LLC (Suralco) (55%)	2033	[9]

Comment 24:

The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cutoff grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices.

Response:

Bauxite deposits are not evaluated on a basis which could be described as a ‘cutoff grade’.

The suitability of any particular bauxite deposit for refining into alumina depends on a number of characteristics of the deposit. It is also a function of the development and application of technologies appropriate to the specific chemical and physical characteristics of the material.

The most important characteristics in determining commerciality of a deposit are the chemical nature of the bauxite; the proportion of ‘available alumina’ in the bauxite; the depth and nature of the overburden; and the proximity of the deposit to a refinery location. A bauxite deposit close to a refinery (or to a location at which a refinery can be constructed) may be commercial notwithstanding a relatively low % available alumina. Only bauxite with a high % available alumina (typically above 40%) is suitable for shipping long distances. The available alumina in AWAC’s bauxite mines is 35% to 50%.

The main cash cost in the refining process, after the cost of bauxite itself, is the energy required to generate process steam. Bauxite which is of gibbsitic in chemical composition requires substantially less energy to refine than does diasporic bauxite (which requires higher temperature and pressure in the digestions system, resulting energy consumption 2-3 times greater). Energy for the refining process can be sourced from natural gas, fuel oil or coal, and the local availability and price of such energy supplies also influences the relative economic attractiveness of a particular bauxite deposit.

Bauxite also contains various amounts of other minerals including silica and iron, and of organic compounds. The presence of high levels of organics requires additional processing of the caustic liquor,

[4]

Brazilian mineral legislation does not establish the duration of mining concessions. The concession remains in force until the complete exhaustion of the deposit. AWAC estimates that the concession at Trombetas will last until 2046. Depending however on actual and future needs, the rate at which the deposits are explored and government approval, the concessions may be extended to (or expire at) a later (or an earlier) date.

[5]

AWA LLC owns a 45% interest in Halco (mining), Inc. Halco owns 51% and the Gunean government owns 49% of CBG, which has the exclusive right through 2038 to develop and mine in certain areas within a 10,000 square mile perimeter in northwest Guinea.

[6]	AWA LLC has a bauxite purchase contract with CBG that will provide AWAC with bauxite through 2011.
[7]	This entity is part of the AWAC group of companies and is owned 40% by Alumina Limited and 60% by Alcoa Inc.
[8]	Clarendon Alumina Production Ltd is a wholly-owned subsidiary of the Government of Jamaica.
[9]	While mining rights extend until 2033, bauxite deposits may be exhausted before that date. Alternative bauxite resources are being evaluated in the western part of Suriname.

but does not prevent the bauxite being used as an alumina feedstock. High levels of silica generally result in greater consumption of caustic soda in the refining process, and so the price and availability of caustic soda at a particular location will also be taken into account in assessing the attractiveness of the bauxite deposit.

The importance of considering these factors in combination is well illustrated by the growth of the alumina refining industry in China in recent years. Chinese domestic bauxite deposits are of relatively poor quality. They are almost all diasporic in composition, many of them appearing in relatively small accumulations in various parts of the country. Despite these apparent disadvantages, the availability in China of abundant coal supplies at attractive prices, and of caustic soda and other raw materials at prices significantly below world parity, has enabled the Chinese refining industry to develop rapidly. Although the resulting Chinese refining capacity generally has higher cash operating cost per tonne of alumina than AWAC’s average refining cost, they operate profitably and demonstrate that the commerciality of a particular bauxite deposit is a function of the range of economic influences outlined above.

Abalco, page 23

Comment 25:

Please define MRN (Mineracao Rio Do Norte S.A.) in the text of the third paragraph.

Response:

We confirm this definition, and will include it in full in future 20F filings.

Juruti, page 24

Comment 26:

Forward to our engineer as supplemental information and not as part of the Form 20-F, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section (c) of SEC’s Industry Guide 7. This includes:

•	Property and geological maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geological cross-sections and drill logs

•	Description and examples of your cut-off grade calculation procedures

•	Cuttoff grades used for each category of reserve and resource

•	Justifications for the drill hole spacing used at various classification levels

•	A detailed description of your procedures for estimating “reserves”

•	Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses)

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal Express shipping label to facilitate the return of the supplemental information.

Response:

Given the number of areas which AWAC mines, and because some AWAC bauxite mining is operated by joint venture partners, it is not possible to provide a comprehensive response to the requests in this Comment without unreasonable effort. Given further that this information is requested for the purposes of review by your engineer only, we request that you identify more precisely the properties and activities on which you would reasonably wish to review further detail. On receipt of such request we, with AWAC’s assistance would, under appropriate conditions of confidentiality, provide additional information and explanations.

Additional Information, page 75

Documents on display, page 75

Comment 27:

Please change the address for the SEC’s public reference room to 100 F Street NE Washington D.C. 20549

Response:

We note the change, and will ensure it is reflected in future 20F filings.

Quantitative and Quality Disclosures about Market Risk, page 77

Average Quarterly Prices, page 77

Comment 28:

Disclose the average benchmark bauxite and alumina prices, in addition to the aluminium prices. Disclose whether your reserve estimates are calculated using the historic three year average price. Please include a graph with the commodity risk table, illustrating these prices for the last five years.

Response:

As noted in response to Comment 26 above, AWAC does not designate bauxite deposits as reserves.

AWAC alumina sales are predominantly priced as a function of prices quoted on the London Metals Exchange (LME) for 3-month delivery. The table provided under Item 11 indicates past movements in the LME aluminium price, which reflects the nature and quantum of price risk to which AWAC has been exposed over the five year period.

This five-year sample period is not used as the basis for economic evaluation of AWAC capital projects. Project economics, including the economics of potential new or expanded bauxite mining investments, are assessed using conservative longer-term aluminium and alumina price assumptions.

ANNEX A

The following is a first draft of additional disclosures contemplated as indicated in response to Comment 20.

ALCOA EXPLORATION AND MINING PROPERTIES

Australia

Arnhem Land – Exploration License Applications (“ELA’s”)

Arnhem Land Aboriginal Reserve is located in the north east of the Northern territory, with the ELA’s situated in the north east portion. The Gove bauxite mine is located approximately 100km to the east. No ownership exists at this stage due to the complex process due to the requirement for negotiations under the Aboriginal Land Rights (NT) Act. However the current Alcoa applications stop any competing applications. The potential bauxite is formed on the arkosic sediments in the area. The bauxite formation history and genesis is considered to be the same as that of the Gove bauxite deposits. No exploration activities as current status involve negotiations with the Northern Land council, representing the portion of traditional owners, who have consented to enter into negotiations to draft an Exploration and Mining Agreement. Infrastructure facilities are limited to those available on a few remote Aboriginal settlements. Costs have been minimal, until the last 12 months when regulatory Anthropological Surveys and Legal representation in negotiations have resulted in expenditure commitments of approximately US$200,000.

Cape Bougainville – Mining Leases M80/47 to 60

Cape Bougainville is located in the Kimberley region of Western Australia. Access is via poor access road from Wyndham, or by small plane. 67.5% is owned by Mitchell Plateau Bauxite Co. (wholly owned subsidiary of Comalco) with the remainder 32.5% owned by Alcoa of Australia with rights to explore on the lease. Granted as Mining Leases for a period of 21 years, expiring in September 2006. Current renewal applications are in progress. The Mitchell Plateau bauxite deposits conform to the global classification of lateritic plateau type. They are residual near surface in nature, gibbsitic and derived from the Carson volcanics, a basic extrusive. These deposits have a medium to high available alumina content. Reactive silica levels are moderate to high. No exploration work has been carried out on the Mining Leases since the late 1970’s, partially due to ongoing negotiations and regulatory requirements in regard to the Indigenous Traditional Owners. Original owner AMAX completed minor drilling from 1966 to 1972. No exploration has been undertaken since then. There are no infrastructure facilities and equipment of note. Costs have been included in Mitchell Plateau costs.

Mitchell Plateau Special Temporary Reserve (TR 5601H)

Mitchell Plateau is located in the Kimberley region of Western Australia. Access is via poor access road from Wyndham, or by small plane. 65.625% is owned by Mitchell Plateau Bauxite Co. (wholly owned subsidiary of Comalco) with the remainder 34.375% owned by Alcoa of Australia with rights to explore for and mine bauxite on the lease. Granted on original condition that the mine would be developed, the Western Australian Government has granted extensions to the original commencement date and is reviewing the latest extension request. The Mitchell Plateau bauxite deposits conform to the global classification of lateritic plateau type. They are residual near surface in nature, gibbsitic and derived from the Carson volcanics, a basic extrusive. These deposits have a medium to high available alumina content. Reactive silica levels are moderate. No exploration work has been carried out on the temporary reserve since the late 1970’s and latest feasibility study concluded it was uneconomic to develop at present. Original owner AMAX completed drilling from 1966 to 1972. Mitchell Plateau Bauxite Co. undertook some further limited drilling from 1973 to 1976. No exploration has been undertaken since then. There are no infrastructure facilities and equipment of note. An airstrip for light planes is kept in a serviceable condition. Tenement rentals, administration and other basic requirements amount to around US$50,000 to US$100,000 per annum.

M.L. 1sa Darling Range Western Australia Special Agreement (bauxite only) Mining Lease

M.L. 1sa is approximately 7,000 square kilometres with the Darling scarp being its western margin, extending from the capital city of Perth south to the town of Collie. Alcoa of Australia has exclusive rights to explore for and mine bauxite on the lease. Lease renewal will occur in 2045. State Government approval of annual Five Year Mine Plans and forest clearing boundaries, plus meeting established rehabilitation standards, are conditions for ongoing mining operations. Darling Range bauxite deposits conform to global classification of lateritic pateau type. They are residual near surface in nature, gibbsitic and derived from Archean granites, gneisses and Precambrian dolerite intrusives. By world standards, these deposits have low available alumina content. Reactive silica levels are also low. Currently, Alcoa of Australia has two operating mines (Huntly and Willowdale) on the lease, supplying three refineries (Kwinana, Pinjarra and Wagerup). Annual mining rate is currently 37 million metric tonnes of bauxite. Annual alumina production is 8.8 million tonnes. Currently about 75% of the lease has been explored by drilling. At the end of May 2006, unconstrained (available for mining) bauxite reserves and resources totalled 2,091million tonnes of which 1,500 million tonnes are classified as inferred resource only. Annually, about 50,000 drill holes are programmed for reserve/resource definition. The infrastructure on the property consist of buildings for administration and services, mobile and fixed plant workshops, power, fuel and water supply amenities. Equipment located on the property consists of mining production fleet of heavy equipment, mobile and fixed plant maintenance equipment, crushers and conveyors. The source of power is electrical from the refinery with diesel trucked in. Water is sourced from an owned dam with back-up from state government water supply dams when required. Operating expenditure amounted to US$187 million and capital expenditure of US$27 million for 2005.

Brazil

Juruti Regional Exploration Area – Bauxite Exploration

Located in the Para and Amazonas. The nearest town is Juruti in the state of Para and Nhamunda in Amazonas. Access in Para is by rural roads. In Amazonas access is by boat. Total of all exploration properties is 340,000 hectares. The surface is mainly owned by the Government of Brazil. Alcoa of Brazil has been granted exploration rights to 16 areas in the state of Para and 20 areas in the state of Amazonas. As a condition to maintain rights, periodic reporting of exploration results and activities is made to DNPM. The bauxite was developed during the Tertiary (Eocene-Oligocene) from intense tropical weathering of Cretaceous fine to medium grain feldspathic sandstones of the Alto do Chao Formation within the Barreiras Series. The weathered profile is from top to bottom: 1. Belterra sandy clay; 2. Nodular Bauxite (not considered ore); 3. High iron laterite; 4. Bauxite, massive to friable to sugary in texture (this is the main ore zone); 5. Variegated clay. The contacts of all horizons are transitional. The current status is exploration drilling activities for the discovery and evaluation of bauxite. Exploration drillings on various grid spacings have been accomplished to allow for the discovery and evaluation of bauxite resources with work currently continuing. No permanent infrastructure or facilities have been established. Temporary exploration camps are in use. Equipment consists of exploration drills when drilling is in progress. No equipment is permanently located on these properties. Source of power is derived from small portable generators used for the exploration camps. Water is available locally from streams. Approximately US$10 million has been spent in this region over the last 3 years with similar future planned costs.

Juruti – Capiranga, Guarana, Mauari – Open Pit Mine Development

Located in the state of Para, with Juruti as the nearest town. Accesses by boat from the Amazon River through Lago Grande do Juruti. There is also unpaved road access from Juruti Novo. The size is approximately 30,000 hectares covering 3 leases. The surface is mainly owned by the Government of Brazil, with some small private holdings. Alcoa also owns a small area for infrastructure near the port.

Alcoa of Brazil has been granted the right by the Brazilian Government to develop a mine and auxiliary facilities. This right is conferred in the licenses 370, 371 and 372 granted by DNPM and published in the Brazilian National Government Newspaper in October 18th 2006. A condition of maintaining rights is to continue to develop to an operating mine. The general geology of the area is similar to the Juruti Regional Exploration Area. Current status is mine development work. The mine will be developed in conjunction with a washing beneficiation plant. A new railroad will link the mine to a new port at Juruti. Exploration on these 3 plateaus is completed with sufficient information to define proven ore for the mine. Infrastructure on the property consists of a permanent base camp which is located in the areas just off Capiranga plateaus on the shores of lago Grande do Juruti. New mine development and constructions are in progress which will include a washing beneficiation plant, railroad to transport washed bauxite from Capiranga plateau to the new port at Juruti. The mine will have a diesel power plant. Water is available from Lago Grande do Juruti. Exploration costs to date are of the order of US$23 million over a period of 25 years. The new mine and infrastructure will cost in the order of approximately US$540 million.

Jamaica

SEPL535 – East Trelawny; Exploration Property

Located in the Parish of Trelawny and St. Ann, with Jackson Town the closest town located in the north central part of the SEPL near the northern border. Road access is available using Routes B5, B10 and B11. The size is approximately 31,400 hectares. Surface rights of individual parcels within SEPL535 are owned by private parties and the Government of Jamaica. SEPL535 was granted by the Jamaica Government to Jamalco and permits exploration for bauxite throughout the licensed area. The Company has exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the JBI. The white limestone formation of Eocene to Miocene age is the major geologic unit within the SEPL. This formation is strongly karstified. The bauxite occurs as earthy red, brown and yellowish-brown residual material within limestone depressions. SEPL535 is currently being explored for bauxite. Scout drilling for bauxite is in progress. Approximated 37% of the SEPL has been explored on scout- reconnaissance basis. Approximately US$3 million has been spent over the last 3 years in exploration costs along with North Manchester.

SML130 – South Manchester – Harmons Valley; Open Pit Mine Property

Located in the Parish of Manchester with Porus the closest town. Access is by road on a Government public road. The size is approximately 2,200 hectares. Surface rights of individual parcels within SEPL511 are owned by private parties and the Government of Jamaica. SEPL511 was granted by the Jamaica Government to Jamalco and permits exploration for bauxite throughout the licensed area. The Company has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the JBI. The general geology is more or less the same as SEPL535. SML 130 Harmons Valley is currently an active mining area. All exploration work is completed. Mine control drilling is done when needed. Infrastructure on the property consists of offices, train loading station and a workshop. Equipment consists of excavators, dozers, loaders, scrapers and graders. Source of power is from the Jamaica public services which is the national provider. Source of water is the Mid Clarendon Irrigation.

SEPL530 – North Manchester; Exploration Property and Mine Development

Located in the Parish of Manchester with Christiana the closest town located just east of the eastern border of SEPL530. SEPL 530 is accessible by road; Rt. B5 through Caines Shop and Rt. B6 through Mile Gully and Skull Pt. The size is approximately 7,400 hectares. Surface rights of individual parcels within SEPL 530 are owned by private parties and the Government of Jamaica. SEPL 530 was granted by the Jamaica Government to Jamalco and permits exploration for bauxite throughout the licensed area. The company has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the JBI. The general geology is similar to SEPL535. SEPL 530 is currently being explored for bauxite. Some mine development activities are in progress to bring the property into production during 2007. Individual potential bauxite orebodies are being auger drilled on 30m spacing.

Approximately 53% of the property has been explored. Development of mining facility is in progress. The source of power will tie into the regional grid. Source of water is the local lakes and wells. Exploration expenditure of roughly US$3 million has been incurred over the last few years in conjunction with North Manchester. Future capital expenditure costs of approximately US$70 million are planned for the North and South Manchester mines.

SEPL 511 – South Manchester (other than Harmons Valley); Exploration Property

Located in the Parish of Manchester with Pusey Hill the closest town. Access is by road on a Government public road. Surface rights of individual parcels within SEPL 511 are owned by private parties and the Government of Jamaica. SEPL 511 was granted by the Jamaica Government to Jamalco and permits exploration for bauxite throughout the licensed area. The company has the exclusive right to petition for a SML in order to mine the bauxite. Jamalco must submit periodic reports to the JBI. General geology is similar to SEPL535. Mine development activities are underway to bring SEPL 130 into production in 2007, with a crushing system and a cable belt system to bring the ore down to the railhead at St Jago. Exploration work is essentially completed. Development of mining facility is in progress. The source of power is the local grid. Source of water are the local wells and rivers. Total capital expenditure incurred to date for SEPL511 and North Manchester approximately US$173 million.

Suriname

Nassau ; Mining Property

Located in District of Sipaliwini, Suriname with Langatabiki the nearest town. The size is approximately 8,200 hectares. The surface is owned by the Government of Suriname. Exploration rights are maintained by Suralco. A condition of maintaining rights is for the development of a mine in the short term, included in the so called Eastern Sequence Mine Development. The Nassau area belongs to formations of the “Marowijne Group” which comprises of the Paramacca Formation, the Armina Formation and the Rosebel Formation in this sequence from older to younger. Nassau is a plateaux or table mountain, and is dissected by the major creeks in four separate plateaux. The Nassau Mountains proper consists of rocks of the Paramacca Formation only. The Plateaux A, B and C are primarily low metamorphosed basalt with some intercalations of coarse grained quartz-gabbros, some acid extrusives and very minor intercalations of quartzites. In plateau D more intercallations of acid extrusives and metamorphosed sedimentary rocks such as schists and graywackes occur. This corresponds with the reconstructed (old) paleo Eocene pediplain on which probably all bauxite deposits of east Suriname were developed. The laterite capping protected the Nassau area against rapid erosion; after uplift and subsequent erosion and denudation of the surrounding are the plateaus now rise from 500-570 meters above sea level. In areas around Nassau and especially on the west and south slopes of the plateau, gold occurred and is worked by porknockers. No activities at present. Deposit has been under review for development by the Mining Joint Venture Suralco/BHP Billiton. Exploration work on a grid of 200 ft x 400 ft completed with over 4200 holes drilled. A number of additional exploration holes have also been drilled recently. Infrastructure on the property at present is a reconnaissance laterite capped road over the length of the deposit with a tertiary road connecting the Nassau Hill with existing North-South secondary road. No equipment or power is located on the property. Source of water are the creeks over the plateaus.

Bakhuis; Mining Property

Located in District of Sipaliwini, Suriname with Apoera, Washabo the nearest town. Access is by the Nickerie River followed by a laterite capped road of about 70 km, or via a 250 km laterite capped road through Suriname. The Bakhuis horst extends over 125 km in a NNE-SSW direction over a width of 35 km (437,500 ha). The surface is owned by the Government of Suriname. Current concession rights for the exploration of the Bakhuis horst. Exploration license has elapsed and currently negotiation is ongoing to obtain an exploitation license. A condition of maintaining rights is for the development of an integrated bauxite industry in west Suriname. The Bakhuis area consists of closely spaced hills up to 480 m in elevation. The geomorphology is characterized by a top plateau at 400 m with two to three lower levels, at altitudes ranging from 360 m down to about 250-220 m, marked with steep escarpments of ferruginous laterite. Bauxite occurrences at Bakhuis are controlled to a large degree by the composition of the bedrock. Hence, bauxite occurs as it follows parent rocks with suitable composition on plateaus or slopes, almost irrespective of geomorphology and elevation. These rocks, which form the Bakhuis horst, extend over 125 km in a NNE-SSW direction over a width of 35 km. Suitable rock types are medium grained leucogabbros, norites and banded granulites of the charnockite suite. Banded granulites have varying compositions, the most common being noritic and enderbitic granulites. The peneplanation surfaces are frequently capped with laterite and bauxite, while slopes display occasional outcrops of parent rock. Most of the resources occur at levels ranging from 250 m to 450 m. High level bauxite, over 300 m elevation, is relatively low grade owing to the presence of hard caps, while bauxite at lower elevation, which is younger and located predominantly in slopes, is richer in alumina and reactive silica. Bauxite in lower levels provides lesser tonnages than that of higher levels and offers less potential for increasing the resource. The current status is that of a prospective mine, under development managed by the Mining joint venture partner, BHP Billiton. Exploration drilling completed, proving a resource of over 300 million metric tonnes. Current infrastructure on the property consist of service roads, yards, shop, stores and office facilities to support ongoing resource characterization and mine engineering work. Equipment consists of light trucks and equipment servicing vehicles. Fixed equipment comprises of shops, store buildings and offices. Diesel generators are the source of power with portable water produced from the nearby creek as the source of water. Estimated cost of development of the mine is still unclear as it depends on the degree of beneficiation: however, the total cost including transport infrastructure will be in excess of US$350 million.

Kaimangrassie; Mining Property

Located in the District of Para, with La Vigilantia the nearest town. Access is by the highway which is asphalt-paved. The size is approximately 360 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploitation of the bauxite occurrence. A condition of maintaining rights is the mining of the entire bauxite occurrence. The bauxite deposits result from the weathering of basement rocks and alluvium/colluvium derived from the basement. The bauxite is buried under 20 m to 50 m of post-Eocene sediments as a result of the basement downwarp along a line roughly parallel to the present shoreline. The overburden consists of soft clays overlying hard clays with sand intercalations. The bauxite layer averages 5 m in thickness. While the upper part of the ore bed is generally ferruginous, red-brown in color, compact and requires blasting, the lower part is predominantly grey in color, porous and softer. The top of ore is overlain by a thin transition zone, less than 50 cm, of hard clays or sand resting on a ferruginous hardcap, which in general is easily identifiable. The bauxite floor consists of semi-indurated box-work bauxite or banded bauxite resting directly on basal clays. The bauxite contains gibbsite, haematite, goethite, kaolinite and quartz. Minor impurities include anatase, sulphide in the form of marcasite and organics, reported respectively as TiO2, Corg and SO3. Klaverblad and Kaaiman Grassie are somewhat higher in Fe2O3 and lower in RSiO2, 7.3 - 9.8% and 3.2 – 3.8% respectively. Overburden thickness averages 16 m in Klaverbald and 4 m only in Kaaiman Grassie. Current status is that of an active mine since 2006, under management of the joint venture partner, BHP Billiton. Exploration was completed on a grid of 200 feet by 200 feet. Supplemental quality control drilling was also conducted. Current infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores and office facilities. Most facilities are shared with the Klaverblad mine. Equipment located on the property consists of loading equipment including hydraulic excavators, wheel loaders, track type tractors, light trucks, equipment servicing vehicles, lowboys, equipment maintenance shops, store buildings and offices. Diesel generators are the source of power with portable water in water tanks as the source of water. Total costs incurred on this property to date and for Klaveland are roughly US$160 million.

Klaverblad; Mining Property

Located in the District of Para, with Lelydorp; La Vigilantia the nearest town. Access is by the highway which is asphalt paved. The size is approximately 190 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploitation of the bauxite occurrence.

A condition of maintaining rights is for the mining of the entire bauxite occurrence. The general geology of the area is similar to Kaimangrassie. Current status is that of an active mine under development, expected to be in operation by the first quarter of 2007, which is being managed by the joint venture partner, BHP Billiton. Exploration was completed on a grid of 200 feet x 200 feet. Supplemental quality control drilling was also conducted. Current infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores and office facilities. Most facilities are shared with the Kaimangrassie mine. Equipment located on the property consists of loading equipment including hydraulic excavators, wheel loaders, track-type tractors, light trucks, equipment servicing vehicles, lowboys, equipment maintenance shops, store buildings and offices. Diesel generators are the source of power with portable water in water tanks as the source of water. Total costs incurred on this property to date and for Kaimangrassie are roughly US$160 million.

Lely Hills, Lely Bauxite Deposit; Exploration/Mining Property

Located in the District of Sipaliwini with the nearest town being Marroon Villages. Access is by boat over the Marowijne/Tapanahony and further on foot. The size is approximately 7,250 hectares. The surface is owned by the Government of Suriname. Current concession rights for the exploration/exploitation of the bauxite occurrence. A condition of maintaining rights is for the development of the bauxite occurrence, included in the Eastern Sequence, in the short term. The general geology of the area is similar to the Nassau Mountains. There are no current activities on the property. Exploration work completed to date has been 663 exploration holes drilled on several plateaus of the Lely Mountains in the early 1970’s. No work has been done since then. There is no infrastructure, equipment or power located on the property. The source of water is from creeks over several plateaus of the Lely Mountains.

Lelydorp 3; Mining Property

Located in the District of Para, with Lelydorp; La Vigilantia is the nearest town. Access is by the highway, which is asphalt-paved. The size is approximately 1,000 hectares. The surface is owned by the Government of Suriname. Current concession rights are for the exploitation of the bauxite occurrence. A condition of maintaining rights is the mining of the entire bauxite occurrence. The bauxite deposits result from the weathering of basement rocks and alluvium/colluvium derived from the basement. The bauxite is buried under 20 m to 50 m of post-Eocene sediments as a result of the basement downwarp along a line roughly parallel to the present shoreline. The overburden consists of soft clays overlying hard clays with sand intercalations. The bauxite layer averages 5 m in thickness. While the upper part of the ore bed is generally ferruginous, red-brown in color, compact and requires blasting, the lower part is predominantly grey in color, porous and softer. The top of ore is overlain by a thin transition zone, less than 50 cm, of hard clays or sand resting on a ferruginous hardcap, which in general is easily identifiable. In Lelydorp III, however, the top of the ore is more difficult to discern because of a widespread resilication of the upper part of the bauxite profile. The bauxite floor consists of semi-indurated box-work bauxite or banded bauxite resting directly on basal clays. The bauxite contains gibbsite, haematite, goethite, kaolinite and quartz. Minor impurities include anatase, sulphide in the form of marcasite and organics, reported respectively as TiO2, Corg and S O 3. Current status is that of an active mine which is being managed by the joint venture partner, BHPBilliton. Exploration was completed on a grid of 200 feet by 200 feet. Infrastructure on the property consists of mine haul roads, service roads, stockpile areas, shop, stores, and office facilities.

Equipment located on the property consists of a 1350W walking dragline, bucket wheel excavator with conveyors, off road haul trucks, 100 tonners, loading equipment, including hydraulic excavators, wheel loaders, track-type tractors, light trucks, equipment servicing vehicles, lowboys, and equipment maintenance shops. Power is from the electrical network, and water is sourced from a portable distribution network.

Moengo Bauxite Deposits, Marowijne Concession Area; Mining Property

Located in the District of Sipaliwini, with Moengo the nearest town. Access is on the major east-west road along the coast. The size is approximately 32,000 hectares. The surface is owned by the Government of Suriname. Current concession rights are for the exploitation of the bauxite occurrence.

A condition of maintaining rights is the continuing mining of all deposits up to depletion. The typical profile of the bauxite occurrences in the Marowijne bauxite concession area consists of the following layers: cover layer, duricrust, bauxite, a transition zone and saprolite. The thin cover layer has an upper humic and a lower iron-rich concretionary part. The layer is generally about 0.3 m thick, but in the valleys incising the bauxite deposits it may reach thickness up to 3 m. The duricrust has an average thickness of 0.5 to 2 m, is very hard and massive and has reddish to brownish colour. The bauxite proper occurs underneath this and is up to 14 m thick, averaging about 4 m. It can be divided into upper, massive and compact bauxite with concretionary structure and a lower, more friable and less compact bauxite with layered, cellular and concretionary structures. The transition zone to saprolite is rather irregular and appears to be a lensoid feature with variable thickness, extent and chemical characteristics. In this bauxite area the parent rocks cannot be found as they are completely altered to bauxite.

The bauxite contains gibbsite, hematite, goethite, kaolinite and quartz. Minor impurities include anatase and organics. Current status is that of bauxite mining under management by the joint venture partner, BHP Billiton. All exploration work is completed. Some drilling of the remnant areas is taking place to determine the amount of remnant ore available to be mined. The mine is nearing its end of life. Infrastructure on the property consists of more than 30 km of haul roads, service roads and, stockpile areas; and a crusher plant, including shop and office. Equipment located on the property includes off the road haul trucks, 100-toners, loading equipment, including hydraulic excavators, wheel loaders, track- type tractors, light trucks, equipment servicing vehicles, lowboys, crusher, and a powerhouse. Source of power is via three 200KW diesel generators and water is sourced from a water plant producing portable water from a nearby river.